FRONTIER FUND MANAGEMENT, LLC

January 31, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Ms. Sarah von Althann

Re:	Frontier Funds
Post-Effective Amendment to Form S-1 Filed August 23, 2018 File No. 333-210313

Dear Ms. Von Althann:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Frontier Funds, a Delaware Statutory Trust (“Registrant”), respectfully requests that the effective date of Post-Effective Amendment No. 5 to the Registration Statement on Form S-l (File No. 333-210313) (“Registration Statement”) be accelerated so that the Registration Statement may become effective at 4:00 p.m., Eastern Time, Thursday, January 31, 2019, or as soon thereafter as practicable.

In connection with this request, the Registrant hereby acknowledges that (i) should the U.S. Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statements effective, such action will not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert such action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

The Registrant requests that notification of such effectiveness be made by telephone call to Matthew Kerfoot of Dechert LLP, legal counsel to the Registrant, at 212-641-5694.

Very truly yours,

FRONTIER FUNDS

By:	/s/

Name: Patrick F. Hart III

Title: CEO

25568 Genesee Trail Road ■ Golden, Colorado 80401